Exhibit 4.7
DESCRIPTION OF KENNAMETAL INC.’S SECURITIES
The following is a summary of the terms of each class of Kennametal Inc. (the “Company”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.
Common Stock
The following summary of the terms of the Company's common stock is not complete and is subject to and qualified in its entirety by reference to the relevant provisions of the laws of the Commonwealth of Pennsylvania, the Company’s Amended and Restated Articles of Incorporation (the “Articles”), and its Amended and Restated Bylaws (the “Bylaws”). Copies of the Articles and Bylaws have been filed with the Securities and Exchange Commission.
General
The Company’s Articles provide that it may issue up to 120,000,000 shares of capital stock, par value $1.25 per share (the “common stock”).
Voting and Other Rights
Each share of the Company’s common stock is entitled to one vote on all matters requiring a vote of shareholders and, subject to the rights of the holders of any outstanding shares of preferred stock, each shareholder is entitled to receive any dividends, in cash, securities or property, as the Company’s board of directors may declare. Pennsylvania law prohibits the payment of dividends or the repurchase of the Company’s shares if the Company is insolvent or if the Company would become insolvent after the dividend or repurchase. Holders of common stock do not have any preemptive or similar rights.
In the event of the Company’s liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of common stock are entitled to share pro-rata in all of the Company’s remaining assets available for distribution.
Anti-Takeover Provisions in Kennametal Inc.’s Charter and Bylaws
Certain provisions of the Articles and Bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the strategies it formulates. They may also discourage an unsolicited takeover of the Company if the board of directors determines that the takeover is not in the best interests of the Company and its shareholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of shareholders deemed such an attempt to be in their best interests.

The provisions in the Articles and Bylaws include: (i) a procedure that requires shareholders to nominate directors in advance of a meeting to elect such directors; and (ii) the authority to issue additional shares of common stock or preferred stock without shareholder approval.
The Articles also include a provision requiring the affirmative vote of the holders of 75% of the Company’s outstanding stock to approve certain mergers or other business combinations or transactions with five percent shareholders; a provision requiring the affirmative vote of the holders of 75% of the Company’s outstanding stock to remove the entire board of directors, a class of the board of directors, any individual member of the board of directors without cause, or to increase the size of the board of directors to more than twelve members or decrease the size of the board of directors to fewer than eight members; a provision requiring, in the case of repurchases at a premium over market by the Company from any 4% Shareholder (as defined in the Articles), the affirmative vote of the holders of voting power of an amount of shares equal to the voting power of the 4% Shareholder plus a majority of the voting power of the other shares not held by the 4% Shareholder; and a provision requiring the affirmative vote of a majority of the Company’s outstanding stock held by disinterested shareholders to approve certain business combinations involving a shareholder who beneficially owns more than 10% of the voting power of the Company’s then outstanding voting stock, unless certain conditions are satisfied or the transaction is approved by a majority of disinterested directors.

Pursuant to the Articles and the laws of the Commonwealth of Pennsylvania, the board of directors is permitted to consider the effects of a change in control on the Company’s non-shareholder constituencies, such as the Company’s employees, suppliers, and other constituents and the communities in which the Company operates. Pursuant to this provision, the board of directors may be guided by factors in addition to price and other financial considerations.
The Bylaws provide that any shareholder who desires to present a nomination of person(s) for election to the board of directors or a proposal of other business at a shareholders’ meeting (a “Proponent”) must first provide timely written notice to the Secretary. The Bylaws set forth the deadlines for submitting such advance notice. As described in the Bylaws, the advance notice must set forth in reasonable detail (i) as to each person the shareholder proposes to nominate for election to the board of directors, information concerning the proposed nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for the election of directors in an election contest, or otherwise required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, including such nominee’s consent to serve as a director if elected and other specific information called for by the Bylaws, or (ii) as to any other business that the Proponent proposes to bring before the meeting, a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest in such business of the Proponent and the beneficial owner, if any, on whose behalf the proposal is made. The advance notice must also include a representation from the Proponent that such person is a shareholder of record and intends to appear in person or by proxy at the meeting to present the nomination or other proposal specified in the notice, a description of the Proponent’s beneficial ownership and other financial interests in the Company, a description of all arrangements or understandings between the Proponent and any other person or persons (naming such persons) pursuant to which the nomination or other proposal is to be made by the Proponent, and all such information regarding the Proponent’s proposal and/or nominee(s) which would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nomination or other proposal been made by the board of directors.
PBCL Anti-Takeover Provisions
The Pennsylvania Business Corporation Law (the “PBCL”) contains a number of statutory “anti-takeover” provisions, including Subchapters E, F, G and H of Chapter 25 and Sections 2521, 2524 and 2538 of the PBCL, which apply automatically to a Pennsylvania registered corporation (usually a public company) unless the corporation elects to opt-out of those provisions. The Company is a Pennsylvania registered corporation, and as a result it is subject to the anti-takeover provisions described below, however, the Company has elected to opt-out of certain provisions as described below. Descriptions of the anti-takeover provisions are qualified in their entirety by reference to the PBCL.
Subchapter E (relating to control transactions) generally provides that if any person or group acquires 20% or more of the Company’s voting power, the remaining holders of voting shares may demand from such person or group the fair value of their voting shares, including a proportionate amount of any control premium.
Subchapter F (relating to business combinations) generally delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the Company. The term “business combination” is defined broadly to include various transactions between a corporation and an interested shareholder including mergers, sales or leases of specified amounts of assets, liquidations, reclassifications and issuances of specified amounts of additional shares of stock of the corporation. An “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.
Section 2521 of the PBCL provides that shareholders are not entitled to call special meetings of the shareholders and the Company’s Bylaws do not give shareholders any right to call special meetings.
Section 2524 provides that shareholders cannot act by partial written consent unless permitted in the articles of incorporation.
Section 2538 of the PBCL generally establishes certain shareholder approval requirements with respect to specified transactions with “interested shareholders.”
The Company has elected to opt out of Subchapters G and H of Chapter 25 of the PBCL. Subchapter G would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition. Subchapter H would have required a person or group to disgorge to the Company any profits received from a sale of the Company’s equity securities within 18 months after the person or group acquired, offered to acquire or publicly disclosed an intention to acquire 20% of the Company’s voting power or publicly disclosed an intention to acquire control of the Company.

Transfer Agent and Registrar
Computershare is the Transfer Agent and Registrar for the Common Stock.
Preferred Stock Purchase Rights
On November 2, 2000, the Company adopted a rights plan pursuant to which the board of directors authorized and the Company distributed one preferred stock purchase right (each a “right”) for each outstanding share of Common Stock at the close of business on September 5, 2000. The terms of the rights were governed by a Rights Agreement between the Company and BNY Mellon Shareowner Services (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, dated as of November 2, 2000, as amended by the First Amendment to Rights Agreement, dated as of October 6, 2004 (the “Rights Agreement”). The rights expired on November 2, 2010 pursuant to the terms of the Rights Agreement.
The rights, which were automatically transferred with the related shares of Common Stock, and could be transferred only in connection with the transfer of the underlying shares of Common Stock (including a transfer to the Company), entitled the holder to purchase one one-hundredth of a share of Series One Preferred Stock at a price of $120 (subject to certain adjustments). Pursuant to the 2-for-1 stock split effected on December 17, 2007, the rights were automatically adjusted such that one-half of a right attached to each post-split share of Common Stock.
Subject to certain restrictions, the rights would become exercisable only if a person or group of persons acquired or intended to make a tender offer for 20% or more of the Company’s Common Stock. If any person acquired 20% of the Common Stock, each right would have entitled the shareholder to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price. If the Company was acquired in a merger or certain other business combinations, each right then would have entitled the shareholder to purchase at the exercise price, that number of shares of the acquiring company having a market value at the time of the transaction of two times the exercise price.